September 15, 2014

Ms. Mara L. Ransom

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Telephone Number: (202) 551-3720

Re:	Principal Solar, Inc. Amendment No. 2 to Form S-1 Filed July 17, 2014File No. 333-193058

Dear Ms. Ransom,

In response to your comment letter dated August 6, 2014, Principal Solar, Inc. (the “Company” or “Principal Solar”) has the following responses. We have reproduced your comments for your convenience and have followed each comment with our response. References in this letter to “we,” “our,” or “us” means the Company or its advisors, as the context may require.

General

1. In connection with the Form D filed on June 12, 2014 relating to a private offering of up to $5,000,000 of your securities that commenced on May 15, 2013, please provide us with a detailed analysis regarding why this concurrent private offering should not be integrated into your public offering. Specifically address whether your registration statement constituted a general solicitation for purposes of these offerings. Refer to Question 139.25 of our Securities Act Sections Compliance and Disclosure Interpretations. In this regard, we note that you have checked the box on the Form D indicating that you intend for the offering to last more than one year. Please also disclose the sale of such unregistered securities in your registration statement.

Question 139.25 of the Securities Act Sections Compliance and Disclosure Interpretations makes clear that the five factor integration analysis in Rule 502(a) of the Securities Act of 1933, as amended (the “Securities Act”) does not apply where the issuer is conducting concurrent private and public offerings. Instead Question 139.25 states that issuers are required to analyze any potential integration issues pursuant to the guidance set forth in Securities Act Release No. 8828 (Aug. 3, 2007) (the “Release”).

2700 Fairmont Street, Dallas, Texas 75201

Ph. 855.774.7799 • Fax: 855.774.7799

Securities and Exchange Commission

September 15, 2014

The Release focuses on how the investors in the private offering are solicited — whether by the registration statement or through some other means that would not otherwise foreclose the availability of the Section 4(2) exemption. If the investors in the private offering become interested in the private offering by means of the registration statement, then the registration statement will have served as a general solicitation for the securities being offered privately and Section 4(2) would not be available. On the other hand, if “investors in the private offering become interested in the private offering through some means other than the registration statement – for example, there is a substantive, pre-existing relationship between the investors and the company – then the registration statement would not have served as a general solicitation for the private offering and Section 4(2) would be available, assuming the offering is otherwise consistent with the exemption.”

In addition, the Release provides, “if the company is able to solicit interest in a concurrent private placement by contacting prospective investors who (1) were not identified or contacted through the marketing of the public offering and (2) did not independently contact the issuer as a result of the general solicitation by means of the registration statement, then the private placement could be conducted in accordance with Section 4(2) while the registration statement for a separate public offering was pending.”

The Company (or its management) had a pre-existing business or personal relationship with all of the investors offered securities in connection with the private offering described in the Form D, which pre-existing relationship existed prior to the filing of the registration statement (which was filed on December 23, 2013) and neither the Company (nor its management) will solicit any investors in the current private offering with whom it/they did not have a pre-existing business or personal relationship prior to the filing of the registration statement.

A total of 36 accredited potential investors were solicited in connection with this private offering, all of which were solicited in one-on-one in-person meetings initiated by telephone or email by our CEO, and without any form of general solicitation. Of the 36 potential investors solicited, ten investors invested in the offering and twenty-three decided not to invest.

Of the fourteen investors who have invested in the private offering to date, one was an executive officer of the Company at the time of the solicitation, three were on the Company's Board of Directors at the time of solicitation; one was an employee of the Company at the time of solicitation; six were prior investors in the Company and already held shares of common stock in the Company prior to their participation in the offering at the time of solicitation; one was known by the Company's CEO for six years dating back to a prior business relationships with the CEO; one is our CEO’s neighbor and 4-year personal friend of his family; and one has served as an advisor to the Company for over 2 years.

As detailed above, the Company has determined that all investors in the private offering had a pre-existing relationship with the Company, its officers, or directors, prior to the start of the Company’s public offering.

 As required by the Release and in accordance with Question 139.25 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations, and as evidenced by the pre-existing relationships described above, (1) the investors in the private offering were, and will not be, identified or contacted through the marketing of the public offering and (2) the Registration Statement did not (and will not) serve as a general solicitation in connection with this private offering of securities. Therefore Section 4(a)(2) of the Securities Act and Rule 506(b) promulgated thereunder provide an available exemption from registration for the private offering of securities to the limited number of investors in the Company’s private offering and should not be integrated with the public offering pursuant to the Registration Statement.

Securities and Exchange Commission

September 15, 2014

We have also updated the sales of restricted securities as referenced in the Form D in the amended Registration Statement as follows:

"2013-2014 Private Placement Offering

From May 2013 through September 11, 2014, we sold an aggregate of 5,141,091 shares of our restricted common stock to 14 "accredited investors" (individuals and trusts) at the price of $1.00 per share resulting in total proceeds to the Company of $3,832,000 in aggregate. Purchasers in the offering included Guillermo Marmol, our director (200,000 shares); Jeffrey M. Heller, our director (400,000 shares); Brenda Jackson, our director (300,000 shares); Garrett Boone, our director (200,000 shares); and the wife of our CFO, David Pilotte (20,000 shares), who each purchased shares at $1.00 per share. All shares sold since the original S-1 Registration Statement was filed (December 23, 2013) were to officers, directors, existing stockholders, or others with which the Company had a pre-existing relationship."

Risk Factors, page 11

2. We note that in June 2014, you issued two convertible promissory notes, in the aggregate principal amount of $500,000, which are secured by the otherwise-unencumbered net cash flow, if any, from the operations of your Powerhouse One subsidiary, and mature on December 5, 2014. Considering your historical cash flow, please add a risk factor detailing the amount of the debt that you have incurred to date and the risk that you may not be able to make payments on such debt in a timely manner, if at all. Please also specifically address the potential impact on your business if the noteholders choose to redeem the $500,000 convertible promissory notes for cash, including the impact if the collateral is seized by the noteholders.

An additional risk factor has been added to read:

"Our failure to make timely principal and interest payments on our debt could have an adverse effect on our results of operations.

Our primary revenue-generating asset is Powerhouse One, LLC, acquired in 2013. As described elsewhere in this Prospectus, the acquisition was financed with debt having a balance outstanding of $4,827,944 at June 30, 2014, which debt is secured by a pledge of all of the assets of Powerhouse One, and further guaranteed by the Company. For the six months ended June 30, 2014, we generated total revenues of $500,606, generated a net loss of $1,001,844, and used cash of $1,009,436 in operating activities. As such, we may not be able to generate sufficient cash flow moving forward to repay our outstanding debt. Our failure to make timely payments of principal and interest could result in adverse proceedings by our lender including, but not limited to, foreclosure of the assets securing such debt leaving the Company with no ability to continue operations or generate revenues. Further, as described elsewhere in this Prospectus, in June 2014 the Company sold $500,000 in convertible secured notes to two of our Board members which come due in December 2014 and, at the option of the holders, can be settled in either cash or shares of our Common Stock. If one or both of the note holders choose to settle such debts in cash, and the Company does not then have cash sufficient to settle the notes, one or both of the note holders could seize the Company's interest in the excess cash flow of the Powerhouse One, LLC, if any, which is pledged to secure the repayment of the notes thereby further impairing the Company's cash flow. Our failure to generate sufficient cash to repay our debts or obtain funding to satisfy such obligations, through the sale of equity or additional debt securities or the sale of assets, would result in our failure to repay our debts as they become due, could result in the foreclosure of our assets and our securities becoming worthless."

Securities and Exchange Commission

September 15, 2014

We may face substantial penalties under a Registration Rights Agreement..., page 29

3. We note your statement that you entered into a letter agreement with Steuben, effective February 5, 2014, regarding the possibility of forgiveness of certain penalties arising pursuant to the terms of your Registration Rights Agreement. We also note that your disclosure in Note 9 on page F-11 that, effective March 27, 2014, you entered into an additional letter agreement with Steuben regarding the possibility of forgiveness of certain other penalties arising under the Registration Rights Agreement. Please clarify your disclosure to explain the current status of all agreements with Steuben and file all material contracts as exhibits to your registration statement.

As disclosed in the Prospectus and the financial statements included therewith, on February 5, 2014, and effective on March 27, 2014, the Company entered into a letter agreement with Steuben, pursuant to which Steuben agreed that the Company is required to initially only register 1,300,935 of the shares held by Steuben and that all penalties due pursuant to the Registration Rights Agreement immediately ceased accruing. The letter agreement also provided that the payment of the penalties due as of the date of the letter would be automatically forgiven by Steuben upon the earlier to occur of (i) the registration of all of the Registrable Securities for resale with the Commission and (ii) the Company’s (x) timely filing of all information required to “make and keep public information available” pursuant to Rule 144; (y) timely filing with the Commission of all reports and other documents required of the Company under the Securities Act and the Exchange Act (at all times during which the Company is subject to such reporting requirements, if ever); and (z) furnishing to Steuben upon request a written statement by the Company that it has complied with the reporting requirements of Rule 144 and providing Steuben such other documents and assistance as Steuben may reasonably request (as described in greater detail in the letter agreement), for a period of two years after the effective date of the Company’s Form S-1 Registration Statement. In the event a registration statement registering Steuben’s shares is not declared effective by July 1, 2015 (which date reflects an extension per an informal amendment of the earlier letter) the letter agreement terminates in its entirety and the penalties due to Steuben (fixed hereafter at $216,000) will be retroactively calculated in accordance with the original terms of the registration rights agreement. In the event the Company meets one of (i) or (ii) above and later breaches any term of the letter agreement related to Rule 144, the previously calculated penalties are immediately due and payable by the Company.

The letter dated February 5, 2014, and effective March 27, 2014, was filed as Exhibit 10.14 to the Company’s registration on Form S-1/A filed with the Commission on May 2, 2014.

Since the date of the March 27, 2014, letter agreement, the Company has entered into an informal agreement (via email) with Steuben extending the original July 1, 2014, expiration date of the letter agreement to July 1, 2015, which further extension is disclosed.

Additionally, the Company has corrected its prior disclosure to make clear that while the original letter was dated February 5, 2014, it was accepted and made effective March 27, 2014.

Other than the extension of the letter agreement disclosed above, no further agreements or understandings have been entered into between the Company and Steuben since March 27, 2014.

Description of Business, page 31 Business Strategies, page 33

Securities and Exchange Commission

September 15, 2014

4. Please provide further details regarding the timeline in which you currently plan to “develop new commercial utility-scale solar projects” and to “build an entity capable of creating innovative large-scale solar projects,” including the timeline for hiring appropriate personnel and obtaining financing, as described in points 3 and 4 on page 33 of your prospectus.

  The points referenced in the comment are addressed in the lead-in to the paragraph as:

 "Over the next three to five years, we have a goal to establish ourselves as one of the world’s leading solar power companies using a 4-pronged approach."

  The disclosure has been augmented to include the following:

"As described in the Prospectus, the Company is actively seeking financing for both its administrative needs (meeting ongoing financial and administrative obligations, hiring experts in each of the functional areas necessary to support our business plan, and funding acquisition and due diligence efforts necessary to find and evaluate individual projects) and to build large-scale projects. Regarding a timeline over which each of these will occur, nothing can happen until the Company obtains additional financing. Said otherwise, all of the Company's activities and development work, both from an administrative perspective and in order to build individual large-scale projects, is 100% dependent upon first securing sufficient financing, and the timeframe of obtaining additional financing in sufficient amounts cannot be determined.

The final development and construction of an individual project is complex and involves multiple parties including engineering firms, consulting firms, due diligence firms, construction firms, financiers, and the Company itself, to name a few. A potential timetable necessary to find, secure, construct, and make operational an individual large-scale project is situation dependent based upon aspects including, but not limited to:

●	the project's stage of development at the time we find it
●	the project's scale, expected to fall generally between 15MW and 100MW (larger projects take longer)
●	the project's purchaser of electricity and their pipeline of projects under development
●	the geographic location of the project (other solar development activity in the region impacts the financiers acceptance of the project)
●	specific characteristics of the land upon which the project is built including topography, current groundcover (wooded, agricultural production, or other), environmental aspects, etc.
●	proximity of transmission lines impacts infrastructure needed to be developed as a part of the project
●	lead times existing at that point in time on key component materials
●	the availability and timing of financing for the project
●	the availability of construction firms experienced in the region and their current workload
●	our own management's available bandwidth at that particular point in time to acquire and oversee multiple projects

The timing of each of the above aspects can take anywhere from several weeks to several months to complete; is based upon a thorough evaluation of the aspects above, taken individually and as a whole; and can be estimated on a project-by-project basis only after a specific project is identified and evaluated. Therefore, no specific timeline can be provided at this time. As specific projects are identified and evaluated and financing is obtained, the Company will provide more detailed timelines in its future filings. In general, from the point in time a specific project is identified and evaluated by the Company and the decision is made to proceed, it can take between five and twelve months to arrange financing, complete construction, perform testing, and begin to generate revenue. But even that general timeframe varies depending upon the factors listed above."

Securities and Exchange Commission

September 15, 2014

White Papers, Standards, and Thought Leadership, page 43

5. Please provide further details regarding the Lifetime Energy Production (LEP) ranking metric, including additional disclosure regarding how LEP is calculated and if this ranking metric is widely accepted by the solar industry.

The disclosure has been augmented to include:

"Like a barrel of oil, a PV module also represents a consumable quantity of energy over its lifetime. Unlike a barrel of oil, the power generated by a solar module is further dependent upon a wide-range of design characteristics, manufacturing variables, and installation and location specific aspects. Day and night cycles, installation latitude, and seasonal variation in sunlight and temperature predictably influence the module's power generation output. Additionally, the varying effects of weather—primarily cloud cover, dust, and rain, are location specific and all reduce the module's output. Beyond these location specific influencers, there are manufacturing and design characteristics of the module itself that will differentiate modules within a manufacturer’s offerings and between manufacturers, even under identical environmental conditions. Examples of these design characteristics are the individual solar cell's efficiency that, when placed together, form a module; the productive area of the module (i.e., influenced by the shape and spacing of individual cells); how the module reacts to temperature and humidity, how the module degrades and over what period of time, and its expected failure rate.

Principal Solar Institute does no independent testing of its own. Instead, it takes the plethora of data published by the PV module's manufacturer, applies its own proprietary collection of engineering algorithms that consider each of the significant contributing factors to energy production (other than location and installation specific aspects), and determines a calculated 25-year expected Lifetime Energy Production (LEP). Location and installation specific aspects conspire to reduce the accuracy of this calculated LEP, but such would affect all modules situated in the same environment similarly. Thus, it is possible to divide the LEP by the energy produced by a theoretical ideal PV module and create a numerical value –the "Rating"– that specifies a relative performance measure across a large number of modules offered by manufacturers around the world. The Rating does not attempt to measure the actual influence of the location and installation specific aspects of module performance but, instead, uses its proprietary collection of engineering algorithms, including a standard model of sunlight intensity and temperature applied against the manufacturer's published data, to calculate their relative effects on individual PV modules.

Beyond the simple "power value" specified by the module's manufacturer (for example, "300W"), the additional aspects of the module's design and performance characteristics are generally all published by the module's manufacturer, but they cannot be directly referenced to calculate energy production because of the expected range of sunlight and temperature possibilities. However, using the Rating established by Principal Solar Institute, it is a simple process to compare modules on a relative basis. One example of a useful comparison is a cost-benefit analysis based on dollars per energy units produced. A PV module buyer can simply divide the cost of a module by its Rating to obtain a relative cost proportional to the energy production.

Securities and Exchange Commission

September 15, 2014

Our PV Module ranking ("Ranking") is simply the ordinal sort of our Ratings. A higher Rated PV module will have a greater Ranking than a lower Rated PV module.  Our Ratings have not yet gained widespread acceptance."

Principal Solar Institute PV Module Rating, page 44

6. Please disclose what is meant by the “power value” or “power rating” of a PV module, including how this value is determined, specifically with regard to the advertised value, and explain why this value sometimes differs from the tested value.

Please see responses to 5 above and 7 below where comprehensive narratives cover this comment as well.

7. Please explain how “subtracting the negative power tolerance and then calculating the energy produced” enables the PV Module Rating to take power tolerance into account. Please also explain how you test for NOCT.

The disclosure has been augmented to include:

"Generally, PV module manufacturers advertise a power value (for example, "300W"), for each of their products, and that is a primary factor in the design of any solar power system.

In all manufacturing processes, products exhibit a deviation from their design target. In PV module production, this is called the "power tolerance" and is often published by the manufacturer as a variation such as ± 3 percent. Higher quality production lines control this variation better and manufacture products with less variances (i.e., a smaller or "tighter" tolerance). A smaller tolerance is better for the customer since PV systems assembled from arrays of such PV modules are more likely to meet the overall system design specifications. The PV module Rating takes this characteristic into account by subtracting the negative end of the power tolerance range (i.e. the negative 3%) from the manufacturers published power value, and then calculating the energy produced and determining the Rating. By subtracting the negative end of the power tolerance in our calculation, we assume, for purposes of our calculations, that the modules may all produce at the bottom end of the power tolerance level, and we thereby provide a more conservative measure in the Rating. We believe it is better for consumers and easier for designers to engineer a system if the power tolerances are narrower. We further believe a conservative Rating will result in the overall system performing better when compared to its design, and that the system will have a greater LEP because some of the PV modules will actually perform better than their negative power tolerance."

Like all parameters used in calculating the Rating, independent laboratories (neither Principal Solar nor Principal Solar Institute) test and publish the Nominal Operating Cell Temperature ("NOCT") of various panels by introducing a PV cell into an isolated environment having a stabilized temperature of 25°C (77°F), and measuring the rise in temperature of the cell itself over a standard period of time in the standard test condition."

Securities and Exchange Commission

September 15, 2014

8. Please disclose how you determined the weighting of each individual factor that comprises a PV Module Rating. If appropriate, please include a sample rating, in order to facilitate understanding of your rating process.

The disclosure has been augmented to include:

"There is no weighting of the factors. Each factor has an identifiable and well-established effect, power reduction or power increase, and that fact is used with a proprietary collection of engineering algorithms to estimate the energy produced over the PV module's lifetime.

 An individual Rating is a number, for example "9.2". As a relative measure, it means nothing except in comparison to the Rating of another PV module, for example "8.7". Furthermore, only when considering the price of the two PV modules being compared can a buyer determine which module has a higher value in their project. A PV module with a slightly lower Rating but with a significantly lower price could produce a higher value for the buyer over the life of the project."

9. We note your statement that “[t]he acceptance level of the ratings is a rather subjective concept.” Please provide further details in your disclosure regarding how you anticipate encouraging municipalities to adopt your ratings, any current goals for adoption, and any anticipated timeline for increased adoption. Please also provide further information regarding the market in which your ratings may be adopted, including but not limited to the number of potential adoptees.

 The disclosure has been augmented to read:

"We are encouraging adoption of our PV module Ratings by taking advantage of frequent educational opportunities including presentations at trade shows, webinars, white papers, etc., and we have commentary from our Internet community that indicate their appreciation of and interest in using our PV module Ratings. We do not, however, have any goals or milestones for acceptance or a timeline during which we plan to attempt to increase the adoption of the Ratings."

and

"Our Rating is a tabular shortcut that we believe can be used to quickly scan thousands of PV modules to find the most productive, and allow a quick and simple cost-benefit analysis, and it has been used by residential installers to explain to customers why more expensive PV modules may actually be better in a cost benefit analysis. We have used our energy production metric in our own project analysis and due diligence, and it can be used by commercial installers in both residential and commercial situations, those requesting construction proposals (RFPs), municipalities in order to establish efficiency guidelines, and by literally thousands of companies and entities worldwide of all sizes and description."

Material Acquisitions, page 51

SunGen Mill 77 LLC and SunGen StepGuys LLC, page 51

Securities and Exchange Commission

September 15, 2014

10. We note your response to comment 11 in our letter dated May 29, 2014. Please disclose whether you are a party to a Power Purchase Agreement with the SunGen Entities, and disclose the amount of electricity and revenue that is currently being generated by the facility.

The disclosure has been augmented to read:

"Power generated by each of these facilities (4% of consolidated revenues in 2013) is sold pursuant to an Energy Management Services Contract (an executory contract), not a Power Purchase Agreement. Pursuant to the agreement, all electricity generated is sold to the users upon whose property the solar facility is installed at a floating price reflecting a 10% discount to electricity prices in the area and for a term expiring in 2025, with an option for the purchaser to extend for two additional terms of 25 years each."

In 2013, the last full year of production, the SunGen entities generated revenue of approximately $18,600, 4% of our consolidated power generation revenue, and is expected to represent less than 2% in 2014 as our other facility (Powerhouse One) will reflect a full year of revenue production in 2014. Because of this, we do not believe the SunGen entities warrant further disclosure or discussion in the financial statements or the Registration Statement.

Powerhouse One, page 51

11. We note your statement that “the parties have re-confirmed their intent to transfer the non-controlling interest [in Powerhouse One] to the Company over the next several months as the Company obtains sufficient financing to do so.” Please provide further details regarding the timeline for the acquisition, as well as your plans to obtain sufficient financing. If appropriate, please also add a risk factor disclosing the material risks to your business if the acquisition is not completed.

The timeline for obtaining the non-controlling interest remains as stated in the original disclosure:

"...over the next several months as the Company obtains sufficient financing to do so."

The Company has nothing more definite than the above to disclose at this time. The Company describes throughout the Registration Statement its plans and ongoing efforts to obtain sufficient financing including in the sections entitled "Summary Business Plan", "Summary of the Offering", "Risk Factors", and "Management's Discussion and Analysis".

The disclosure has been augmented to include:

"The Company does not believe there are any material risks to the Company if the acquisition is not completed."

Directors, Executive Officers and Control Persons, page 56 Biographical Information, page 56

12. Please confirm whether Mr. Gorton began his employment as your Chief Executive Officer and Chairperson in March 2011 or in 2010 and revise your disclosure accordingly. In addition, please disclose Mr. Gorton’s employment between 2009 and such date. See Item 401(e) of Regulation S-K.

Securities and Exchange Commission

September 15, 2014

Dates of employment have been re-verified for all Officers and Directors and the table adjusted accordingly. Additionally, Mr. Gorton's bio has been amended to state:

"Mr. Gorton was not employed between 2009 and July 2010 when he joined the Company."

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 69

Plan of Operations, page 69

13. We note your response to comment 16 in our letter dated May 29, 2014 and your revised disclosure on pages 69, 70 and 74. You currently disclose that you need to raise approximately $5,000,000 of additional funding to satisfy your cash requirements for the next 24 months. Please revise to also disclose your anticipated cash requirements for the next 12 months and the anticipated sources of funding for those cash requirements.

The wording has been revised to read:

"The Company needs, for its administrative needs, an estimated $1,500,000 between now and December 31, 2014, to maintain its operations and further its business plan; it needs an estimated $2,500,000 over the next 12 months from the date hereof; and it needs an estimated $5,000,000 during the next 24 months from the date hereof. As of the most recent Balance Sheet presented in the Prospectus (June 30, 2014), it needed an estimated $2,800,000 during the following 12 months in order to maintain its operations and further its business plan, but it has since obtained approximately $300,000 through the private placement of it common equity as described under "Recent Sales of Unregistered Securities - 2013-2014 Private Placement Offering" herein.

The Company's plan to maintain its operations and further its business plan for at least the 12 months beyond the latest Balance Sheet date (June 30, 2104) is to continue its efforts to obtain additional financing through the sale of its debt and equity securities based largely upon the strength and experience of its key executives, its Board of Directors, and the Company's business plan, which the Company believes is attractive to potential investors. For more than three years, the Company has repeatedly demonstrated its ability to obtain additional financing on that basis and, though there can be no assurance of such, the Company's management is confident in its ability to secure additional funding to support its operations for at least the next 12 months from the latest Balance Sheet date. Additionally, the Company would consider the sale of one or more of its existing operating properties to obtain additional funding if necessary to support its longer-term goals.

There are no immediate demands, commitments, or uncertainties beyond the need for additional financing, and no known trends adversely affecting the Company's liquidity that would compel the Company to present its financial statements on a basis other than as a going concern."

14. We note your disclosure that in the event you are unable to raise funding or funding is not available on favorable terms, you can continue your operations at the current level for approximately six months. However, we note your disclosure on page 2 that you have cash on hand of $66,000 as of June 30, 2014 and your disclosure on page 74 that your existing revenue sources do not cover the costs of administering your business and that your average monthly net cash flow is a deficit of approximately $200,000 per month. Based on these disclosures, it is unclear to us how you will be able to fund your operations for approximately six months without raising additional funding. Please explain and revise your disclosures to provide clarification.

Securities and Exchange Commission

September 15, 2014

The disclosure has been removed in favor of wording in response to comment 13 which we believe may be more easily understood by the reader.

15. We note from your response to comment 16 in our letter dated May 29, 2014 that, other than continuing to obtain additional funding, there is no viable plan that would allow you to continue operations beyond the next six months after the date of your registration statement. It appears from your response that your viable plan to continue in business for at least the 12 month period following the date of the most recent financial statements included in the filing may consist of your plan to obtain additional funding through debt and equity financing to support your future operations. If this is in fact your viable plan, please revise your disclosure in Management’s Discussion and Analysis to clearly state that this is your plan. Please note that in the absence of a viable plan to continue in business for at least the next 12 months, you should consider the guidance in Section 607.02 of the Codification of Financial Reporting Releases regarding whether the presentation of financial statements on a going concern basis is appropriate.

Please see our response to comment 13, which will be added to the Management's Discussion and Analysis section of the Registration Statement.

16. We note your statement that, if you are unable to raise the funds required to support your operations after the expiration of six months from the date of this prospectus, you “may be forced to suspend [y]our periodic reporting” until you raise sufficient funds. Please confirm your understanding that once your registration statement becomes effective, you will be subject to the periodic reporting requirements of the Securities Exchange Act of 1934, and failure to comply with such requirements could lead to, among other things, potential liability under the federal securities laws.

The Company is aware of its obligations regarding periodic reporting once this Registration Statement becomes effective.

Comparison of Operating Results, page 73

17. Revise to specify the nature of the increased costs of revenue that are “due to the acquisition of Powerhouse One.”

The wording has been revised to include:

"Cost of revenues increased to $282,122 in the six months ended June 30, 2014, compared to $53,253 in the comparable period in 2013. The increase, primarily attributable to the acquisition of Powerhouse One, reflected an increase of insurance ($15,500), property taxes ($10,329), depreciation ($121,942), rent of ($20,042), electric fees ($7,742), maintenance fees ($27,000), accounting fees ($8,895), and other ($17,419)."

Plan of Distribution and Selling Stockholders, page 85

Securities and Exchange Commission

September 15, 2014

18. Please disclose the beneficial owner of the shares held by The White Trust. Please refer to Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

The wording has been revised to read:

"The beneficial owners of the shares held by The White Trust are Julia and Dimitri Cary."

Financial Statements for the Fiscal Years Ended December 31, 2013 and 2012, page F-15

Consolidated Statements of Cash Flows, page F-19

19. Please begin your annual and interim statements of cash flows with net income (loss) rather than net income (loss) attributable to common stockholders.

The Consolidated Statements of Cash Flows have been revised for both periods to begin with "Net loss."

Notes to Consolidated Financial Statements, page F-20

Note 2. Summary of Significant Accounting Policies, page F-21

Revenue Recognition, page F-22

20. We note from your response to comment 20 in our letter dated May 29, 2014 that it appears you have concluded that your Power Purchase Agreement (PPA) does not qualify as a lease. Please explain to us how you account for the PPA and revise your disclosure to clarify your accounting method.

The footnote entitled "Acquisitions" has been augmented to include similar, but condensed language as follows:

Accounting for Power Purchase Agreement (PPA)

The PPA as a Separate Asset

ASC 805-20-25-10 entitled "Identifiable Intangible Assets" states the Company should record and account for the PPA as a separately identifiable asset in the event it is 1) separable from other assets or 2) based upon specific contractual-legal criteria.

The PPA entered into between the Company and the purchaser of 100% of the electricity generated by the solar facility is unique to the Company and the purchaser, is unique to the solar facility for which it was created, and is unique as to the point in time when it was created. It has no separate use, is not separately transferable by either party, and it reflects no terms comparing favorably to the market when acquired by the Company. As such, the Company's PPA does not qualify as a separately identifiable intangible asset upon the separability criteria described in Accounting Standards Codification (ASC) 805-20-25-10.

Securities and Exchange Commission

September 15, 2014

The PPA does meet the contractual-legal criteria in ASC 805-20-25-10. However, ASC 805-50-55-2(b) provides that the acquirer may recognize the fair value of the intangible asset and the fair value of the solar array "as a single asset for purposes of financial reporting purposes if the useful lives of those assets are similar." At the time of acquisition, the useful lives of the PPA and the solar array were 18 years (plus two 5-year renewal options) and 23 years, respectively, which the Company determined were similar enough to report them as a single asset for financial reporting purposes.

The PPA as a Lease

In accordance with ASC 840-10-16-6 "Arrangements That Qualify as a Lease", the Company has determined the PPA is not a lease in that it does not convey to the purchaser the right to control access to the facility, to operate the facility, to replace management of the facility, or to specify operating policies beyond the initial interconnect agreement which consists primarily of prudent operating practices consistent with the generation and delivery of high voltage electricity. The purchaser also has no right to direct others to do any of the above.

The PPA as a Derivative Instrument

In accordance with ASC 815-10-15 "Derivatives and Hedging", the Company has determined that, while the PPA is a derivative instrument, it also qualifies as a "normal purchase and normal sales exception" in that it has normal terms and quantities, a clearly and closely related underlying, probable physical delivery, and documentation.

The Company accounts for the PPA as an executory contract.

21. In doing so, tell us and disclose whether you consider your PPA to be a derivative instrument. If so, please tell us whether the instrument qualifies for the normal purchase and normal sales exception and, if applicable, how you reached this conclusion. If your PPA does not qualify as a lease and is not a derivative instrument, please tell us if you are accounting for your PPA as an executory contract or using some other method.

Please see the response to comment 20 above.

22. Based on information contained on your website, www.PrincipalSolarInstitute.org, it appears that you are selling advertising space on your website’s Resource Guide to companies and individuals who wish to list their products, services, whitepapers and/or webinars on your website. Please tell us here and, if material, disclose how you are accounting for these sales and the costs of the related services. Please also quantify for us the revenues associated with these activities. Please also explain whether such sales have any impact on the “unbiased” nature of your PV Module Ratings. Please also disclose this information in other applicable sections of your registration statement, including but not limited to Management’s Discussion and Analysis.

Revenue from the sale of listing space in the Resource Guide and Vendor Page is accounted for as collected and totaled $3,234 and $0 in 2013 and for the six months ended June 30, 2014, respectively. These amounts were reflected on the face of the "Consolidated Statements of Operations" for their respective periods as "Other" revenue. Cost of revenues related to this revenue, primarily website hosting fees, is de minimis, is commingled with the costs of hosting our primary websites, and is included in "General and administrative expenses. Such amounts are not material and have not influenced or biased our PV module Ratings in any way.

Securities and Exchange Commission

September 15, 2014

Because the revenue and cost associated with the Resource Guide and Vendor Page are not material, we do not believe that any further disclosure is warranted in the financial statements or the Registration Statement.

Note 5 Acquisitions, page F-24

23. We note from your response to comment 22 in our letter dated May 29, 2014 that you have concluded that you “have no typical customer-related intangible assets” but that your purchase price allocation is still preliminary and you are evaluating the existence and valuation of any contract-based intangible assets. Since you acquired Powerhouse One LLC on June 17, 2013, more than one year prior to the date of your response, it is unclear to us how you are still within the measurement period as suggested by your response. We also note your disclosure on page F-8 that the value of the PPA is considered to be inextricably tied to the operation of your solar array, is not separately marketable and that you have included it in the recorded cost of the solar array and depreciate it over time. Considering the PPA appears to meet the contractual-legal criteria in ASC 805-20-25-10, please clarify in sufficient detail why you believe separate recognition of the fair value of the intangible asset arising from the PPA, if any, was not required under ASC 805.

The reference to the purchase price allocation being preliminary and still within the measurement period referred to the date of the most recent financial statements included in the Registration Statement, and not the date of the Registration Statement itself. In the most recent financial statements presented in this Registration Statement (as of and for the six months ended June 30, 2014) the reference to "preliminary" has been removed and the accounting presented as final.

Please also see the response to comment 20 above.

24. We note your disclosure that the PPA had a remaining term of 8 years at the acquisition date while the solar array had a remaining useful life of 23 years. Based on your disclosure, it appears you may be depreciating the value of the PPA, currently recorded in the Solar array asset, over a useful life that exceeds its contractual term. Please explain to us in sufficient detail how you determined that the PPA should be amortized over the remaining useful life of the underlying fixed assets and not over its contractual term.

The reference to the Powerhouse One having an 8-year remaining term was an oversight. All references to the PPA's term have been revised to:

"... having a fixed premium of $0.12 per kilowatt-hour (“kWh”) over the GSA-1 scheduled rate (currently approximately $0.10 per kWh) through 2021, and a market rate based upon the then current GSA-1 scheduled rate for the remaining 10 years of the initial 20 year term ending in 2031."

25. We note inconsistent disclosures throughout your filing regarding the term of the PPA and the date of its expiration. As examples only, you disclose on page 16 that the PPA has a remaining term through 2031, disclose on page F-24 that the PPA has an 8 year remaining term, and disclose on page F-36 that the PPA has an initial term of 20 years beginning on October 12, 2010. Please revise your disclosures, as appropriate, to clearly and consistently describe the terms of the PPA.

Securities and Exchange Commission

September 15, 2014

See the response to question 24 above.

26. We note your response to comment 21 in our letter dated May 29, 2014. We note that you provided the pro forma financial information required by Rule 8-05 of Regulation S- X in Exhibit 99.2 to the registration statement. Please move this information so that it is included within the body of your prospectus rather than as an exhibit.

The pro forma financial information has been moved to the body of the prospectus.

Exhibit 99.2

27. Please clarify why your pro forma statements of operations do not reflect adjustments to depreciation expense related to fair value adjustments of the acquired fixed assets. In doing so, quantify for us the purchase price adjustment applied to the historical carrying value of the acquired fixed assets and explain to us in sufficient detail how you determined the fair value of the acquired fixed assets.

Given the high level of predictability in future revenues stemming from the PPA, the stability and predictability in maintenance stemming from a multi-year outsourced contract to perform such, and the long-term warranties on primary components (PV modules generally carry 25-year warranties), the Company determined the best method to value the acquired fixed asset was using an "income approach" and a discounted cash flow (DCF) analysis, further supported by reference to the historical cost to build and place it in service just 20 months earlier. In completing the separate audit of Powerhouse One, LLC (Seller), it was determined the Seller had the same depreciation policy and the same depreciation period as the Company (Buyer), 25 years from the date first placed in service.

Seller
Solar arrays at cost, net	$6,338,389
Accumulated depreciation recorded by Seller	310,271
Solar arrays at historical cost	$6,648,660

Depreciation - 3 months	$22,162
Depreciation - 12 months	$265,947

Buyer
Solar arrays per DCF	$6,665,318
Depreciation - 3 months	$22,218
Depreciation - 12 months	$266,613

The purchase price adjustment applied to the historical carrying value of the acquired fixed asset was an increase of $326,929. The difference in depreciation expense in both the 3 and 12-month periods was de minimis and no pro forma adjustment was made to the Seller's historical statements.

Securities and Exchange Commission

September 15, 2014

Current Report on Form 8-K, filed May 5, 2014

28. We note your response to comment 23 in our letter dated May 29, 2014; however, the Commission has interpreted the phrase “offer to sell” in Section 5(c) of the Securities Act of 1933 to include “the publication of information and statements ... made in advance of a proposed financing, which have the effect of ... arousing public interest in the issuer or its securities.” See Securities Act Release No. 5180 (Aug. 16, 1971). As such, because the presentation filed as Exhibit 99.1 to your May 5, 2014 Form 8-K could have such effect and therefor constitute an “offer,” please provide additional analysis, including references to relevant statutes, rules or interpretations, explaining why you believe that the presentation and Form 8-K did not constitute a violation of Section 5. Alternatively, revise your disclosure to discuss the risks and impacts to you of a possible violation of Section 5.

The following sets forth the Company’s analysis of the applicable rules and regulations of the Securities and Exchange Commission (the “Commission”) and concludes that the presentation filed as Exhibit 99.1 to the Company’s May 5, 2014 Form 8-K (the “Presentation”) did not constitute an “offer” and therefore did not violate Section 5 of the Securities Act. The Company respectfully submits that the Presentation does not constitute an “offer” as the term is technically defined under the Securities Act or as the term has been more broadly interpreted by the Commission because it was not an attempt by the Company to market, sell or dispose of securities. Rather, the Presentation was simply a voluntary disclosure of material non-public information regarding the Company of the type permitted by the applicable rules and regulations of the Commission (specifically, Regulation FD).

The Presentation does not constitute an “offer” as such term is defined under the Securities Act or interpreted by the Commission. Section 2(a)(3) of the Securities Act defines the term “offer” as “every attempt or offer to dispose of, or solicitation of an offer to buy, a security or interest in a security, for value.” The Presentation makes clear on the second page of such Presentation that it “does not constitute an offer to sell or the solicitation of an offer to buy any securities. Any offer of securities of the Company shall be made only to qualified investors in accordance with applicable securities laws.” Further, while the Presentation does briefly mention an “Angel Round” of investments in the amount of $5 million, at $1 per share, for operating capital, such disclosures do not provide any more information regarding the Company’s private offering than is included in the required Form D related to the offering which began on May 15, 2013, which Form D was filed with the Commission on June 12, 2014, subsequent to the date of the filing of the Presentation and Form 8-K; provided that the Form D should have been filed no later than 15 calendar days after the “date of first sale” under the offering and, if timely filed, all information in the Form D would have already been publicly available at the time the Form 8-K was filed; notwithstanding that the failure to timely file the Form D does not effect the availability of an exemption from registration under Rule 506). Specifically, the Form D discusses that the private offering has a total offering amount of $5 million. Other than the total amount of the offering, the only other information contained in the Presentation and not contained in the Form D is the additional fact that securities are being sold in the offering at a purchase price of $1.00 per share, information readily available from the Company’s registration statement filings, including its Form S-1 registration statement filed with the Commission on December 23, 2013, and its Form S-1/A Amendment No. 1, filed with the Commission on May 2, 2014 (i.e., prior to the date of the Presentation), which discusses various sales of common stock from between May 2013 and April 2014 for $1.00 per share (i.e., the Company’s ongoing private offering). Additionally, the Presentation makes no reference to the manner or timing by which the Company expects to dispose of securities, how to participate in the offering or the potential returns or benefits to investors in the offering and includes no language that would normally be considered as constituting an “offer”. In fact, the Presentation says just the opposite and includes specific language stating that it “does not constitute an offer to sell or the solicitation of an offer to buy any securities.”

Securities and Exchange Commission

September 15, 2014

Notwithstanding the above, the Company recognizes, however, that the Commission expanded what constitutes an “offer” beyond the definition in Section 2(a)(3) of the Securities Act, stating in Securities Act Release No. 33-3844 (“Release No. 3844”)1 that: “The publication of information and statements, and publicity efforts, generally, made in advance of a proposed financing, although not couched in terms of an express offer, may in fact contribute to conditioning the public mind or arousing public interest in the issuer or in the securities of an issuer in a manner which raises a serious question whether the publicity is not in fact part of the selling effort.”

The Company submits that under this guidance, and consistent with subsequent pronouncements by the Commission, the Presentation is not within this more expansive definition of “offer” because it did not constitute a publication or publicity effort that was part of a “selling effort,” nor was it designed to “contribute to conditioning the public mind or arousing public interest in the issuer or in the securities of an issuer.”

The Presentation was not a publication or publicity effort; it was simply a voluntary disclosure of combined information which was previously available regarding the Company, notwithstanding that a very limited amount of such information was not previously disclosed and was potentially material non-public information. Other than specific information regarding the Company’s “Upcoming Goals” – i.e., potential future acquisitions totaling up to 174.1 megawatts (MW) (page 11 of the Presentation) which acquisitions were not (and are not) pending and which the Company has not entered into any definitive agreements in connection with, which information could potentially be regarded as material non-public information, the Company does not believe that anything in the Presentation (which included an overview of the Solar Industry, the Company’s goals moving forward2, the requirements needed to be met to move to the NYSE exchange, the timeline for the Company’s registration process, capital requirements, information regarding the Company’s offering (which, as discussed above, was made public by way of the Form D (filed after the Form 8-K but which should have been filed no later than 15 calendar days after the “date of first sale” under the offering, which date was well before the Form 8-K filing) and registration statement), December 31, 2013, financials and summaries, acquisitions to date and publications – all of which were previously disclosed in the registration statement and were subsequently disclosed in the Form D (described above, which information was required to be filed no later than 15 calendar days after the “date of first sale” under the offering regardless), included information not previously been made public in the Company’s filings with the Commission. Additionally, the wording of the Presentation does not rise to the level of an offering document, or publicity effort’’3, and for the most part, simply summarized information which was already publicly available. Further, the Presentation was not part of any “selling effort” (see the discussion above), and again note that the Presentation made clear that it “does not constitute an offer to sell or the solicitation of an offer to buy any securities” and did not reference, among other things, how to participate in the offering or the potential returns or benefits to investors in the offering.

1 Publication of Information Prior to or After the Effective Date of a Registration Statement, Securities Act Release No. 33-3844, 22 Fed. Reg. 8359 (Oct. 8, 1957).

2 The Presentation mentioned that the Company had a goal of moving from the OTC to NYSE or Nasdaq, which was not previously reported in the registration statement; however, we believe that the goal of the majority of companies trading on the OTC Pink Sheets is to move up to a higher exchange.

3 Unlike previous examples of “publicity efforts” cited by the Commission (which generally include the disclosure of projections and plans of issuers to individuals who may not even be familiar with an issuer’s securities), the Presentation was simply a means to the disclosure of certain information which was arguably material and non-public and was not intended to publicize the Company or any offering and did not include projections or claims regarding future results, estimates or projections. Furthermore, the only persons who would be aware of the Presentation would be persons who were already aware of the Company’s filings with the Commission and who sought out such information themselves (as described in greater detail below).

Securities and Exchange Commission

September 15, 2014

Notwithstanding the above, the Company is aware that the publication of specific terms of and information about an offering, even unaccompanied by an explicit offer to purchase securities, has been held to be an offer in violation of Section 5. In In re Carl M. Loeb, Rhoades & Co., the Commission found a Section 5 violation where a communication by an issuer was of a type that would stimulate public interest in an offering. 1959 WL 59531 (1959). In Loeb, Rhoades, underwriters issued several press releases concerning the issuer, a real estate development company, certain of which described the company’s development plans, a proposed securities offering, and mentioned the names of underwriters. Although the releases did not directly offer to sell any securities, the Commission concluded that publicity of that type and in that situation “must be presumed to set in motion or to be a part of the distribution process and therefore to involve an offer to sell or a solicitation of an offer to buy . . . securities.” Id. at *7. Focusing on the more extensive of the releases and the resultant publicity, the Commission found that “such release and publicity was of a character calculated, by arousing and stimulating investor and dealer interest in [the] securities . . ., to set in motion the processes of distribution.” Id.

The fact that the Presentation did not contain any language explicitly offering to sell the Company’s securities, the fact that it failed to include any specific information regarding how to subscribe to the offering or expected returns, the fact that such Presentation (with the limited exception of the Company’s “Upcoming Goals” for future acquisitions), did not contain any information which was not previously included in the Company’s filings with the Commission, and the fact that the Presentation made clear that it “does not constitute an offer to sell or the solicitation of an offer to buy any securities”, supports the conclusion that the Presentation was not of the type that was calculated to arouse and stimulate investor interest and thus did not involve an “offer”.

The Company further submits to the Staff that the Presentation did not and will not contribute to conditioning the public mind or market or arousing the public interest in the Company or its securities because (a) such Presentation was only filed as an exhibit to a Form 8-K, not included as a press release or otherwise publicly disseminated’–’4, (b) the Company is not currently reporting or traded on any exchange and as such news agencies do not yet cover the posting of information by the Company with the Commission and as such the only way anyone would become aware of the Presentation or the information included therein, would be if they (i) already were aware of the fact that the Company was in registration with the Commission and sought such information out in the Company’s Edgar filings; or (ii) sought such information out on the Company’s website, (c) the vast majority of information in the Presentation was already publicly available, and (d) because nothing in the Presentation constituted an “offer” or securities or attempted to build market awareness of the Company or its future operations (for example, unlike usual offering presentations which attempt to arouse public interest, the Presentation did not include any projections or forward looking-language regarding future results of operations or returns on investments). Furthermore, no one contacted the Company subsequent to the date of the Presentation to inquire about investing in the Company after such Presentation was made public and as such, the Company does not believe that the investing public at large thought of the Presentation as an “offer” or a solicitation to buy securities. As a result of the above, we believe that the Presentation did not have the effect of arousing public interest in the Company in any meaningful respect. As a result, the Company respectfully submits that the public disclosure of the Presentation is not a violation of Section 5 in that it does not constitute an “offer” as the term is defined under the Securities Act or as the term has been more broadly interpreted by the Commission.

4 In this regard we note that for the time being, i.e., until the Company is subject to the reporting requirements of the Exchange Act, the Company files periodic reports and other information with the OTC Disclosure & News Service, and neither the Form 8-K nor Presentation were filed with such news service, notwithstanding the fact that such Form 8-K and Presentation were made available on the Company’s website – however, the Company believes that any persons actively seeking out the Form 8-K or Presentation on the Company’s website would become aware of such information.

Securities and Exchange Commission

September 15, 2014

In the event the Company had a class of securities registered under Section 12 of the Exchange Act of 1934, as amended (the “Exchange Act”), or was required to file reports under Section 15(d) of the Exchange Act, the Presentation would have been disclosable pursuant to Regulation FD. Specifically, Regulation FD provides that when an issuer which has securities registered under Section 12 of the Exchange Act or which is required to file reports under the Exchange Act, or person acting on its behalf, discloses material nonpublic information to certain enumerated persons (in general, securities market professionals and holders of the issuer’s securities who may well trade on the basis of the information), it must make public disclosure of that information. The timing of the required public disclosure depends on whether the selective disclosure was intentional or non-intentional; for an intentional selective disclosure, the issuer must make public disclosure simultaneously; for a non-intentional disclosure, the issuer must make public disclosure promptly. Under the regulation, the required public disclosure may be made by filing or furnishing a Form 8-K, or by another method or combination of methods that is reasonably designed to effect broad, non-exclusionary distribution of the information to the public.5

Regulation FD requires that when an issuer makes an intentional disclosure of material nonpublic information to a person covered by the regulation, it must do so in a manner that provides general public disclosure, rather than through a selective disclosure.

As described in the Form 8-K, the Company’s Chief Executive Officer, Michael Gorton, and other representatives planned to present the Presentation at a small gathering of current investors and bankers designed to educate them about the Company. Clearly, the disclosure of the Presentation to only the current investors and bankers present at the presentation would have constituted a “selective disclosure” of that information. Furthermore, the current shareholders of the Company would clearly fall within persons subject to Regulation FD because they are persons “who [are] holders of the issuer’s securities, under circumstances in which it is reasonably foreseeable that the person will purchase or sell the issuer’s securities on the basis of the information”6 (in so much as it’s reasonable to assume that any material non-public information about an issuer will influence any current shareholder’s potential purchases or sales of an issuer’s securities). As such, but for the Company not yet having a class of securities registered under Section 12 of the Exchange Act or being required to file reports under Section 15(d) of the Exchange Act, the Presentation would have been disclosable pursuant to Regulation FD.

5 Final Rule: Selective Disclosure and Insider Trading. August 15, 2000. Effective Date: October 23, 2000. [Release Nos. 33-7881; 34-43154; IC-24599, File No. S7-31-99]; and Rule 100 of Regulation FD.

6 Rule 100(b)(iv) of Regulation FD.

Securities and Exchange Commission

September 15, 2014

While the Company is not a Reporting Company (which is its goal by filing the Form S-1 registration statement), the Company’s securities are quoted on the OTC Pink Sheets market under the symbol “PSWW” and therefore the Company felt it prudent and within the intent of Regulation FD, to disclose the Presentation (which arguably contained limited material non-public information regarding the Company) on Form 8-K and post such information on its website so that persons present at the presentation would not become aware of potential material non-public information regarding the Company which the investing public at large was not made aware of.

The disclosure of the Presentation by the Company was not intended to be an “offer” and the Company believes such Presentation and disclosure thereof was not an “offer” (as described in greater detail above), but instead constituted the voluntary disclosure of information of the type that would be required to be disclosed pursuant to Regulation FD, and which the Company believes was prudent to disclose regardless because of the fact that its common stock is quoted on the OTC Pink Sheets and eligible to be traded by current shareholders of the Company and other persons who were present at the meeting where the Presentation was presented.

It is well understood that the purpose of the Securities Act and the Exchange Act is full and fair disclosure. The securities laws have as their goal the encouragement of the release of information. Regulation FD was adopted in part to facilitate issuers to make more timely disclosures to the marketplace. As such, the Company believes that the disclosure of the Presentation, which as described above did not constitute an “offer,” achieved these Commission goals and policies, and did not violate Section 5 of the Securities Act.

29. Please also revise your prospectus to disclose the information that you provided on Form 8-K that you have not otherwise disclosed in the prospectus, such as the information on page 11 regarding your 2014 pipeline acquisitions.

Themes reflected in the Form 8-K including the state of the industry, growing credibility for solar, and Company goals are reflected throughout the Prospectus in narrative form. Information included specifically on page 11 of the Form 8-K is included in the Prospectus under "Description of the Business - Acquisitions."

Sincerely,

David N. Pilotte
Chief Financial Officer

cc: D. Grant Seabolt. Jr., Esq.

Seabolt Law Group

grant@seaboltlaw.com